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arrofinance.com

ARRO FINANCE

AI-Driven Innovation Democratizing Consumer Credit

Highlights

VC-Backed

Raised $250K or more from a venture firm

Fast Growth

Revenue growing 2X/yr for at least prior 6 months

1. Backed by top VCs including Crosslink Capital, BAM Ventures, and Bling Capital

2. $1.3M revenue run rate in Dec 2024 & 500% revenue growth since January 2024
3. $30M debt facility closed in Nov 2024 to fuel growth of customers and credit lines
4. Won 8 industry awards including Gartner's 2024 Eye on Innovation
5. 300k+ Arro app downloads
6. 1,500+ 5 star reviews on App Store & Google Play and NPS of 71

Team



Ryan Duitch CEO

Ryan is a repeat VC-backed founder previously starting Field Day. Before getting his MBA from USC Marshall his career began in wealth management and financial planning.



Luke Pelullo COO

Luke is a multiple time founder and has been in fintech for over 12 years. He was an early employee and VP at Virtual Piggy (Oink), and formerly Head of Global Operations for HyperloopTT and co-founder of Switch before co-founding Arro.



Geoff Jenkins Chief Credit Officer

Geoff was the previously the Head of Consumer Credit at Wells Fargo.



Abby Butkus VP of Strategy

Abby is an impact VC with over 15 years of experience driving innovation in fintech & social impact. She has led startup accelerator programs and scaled social enterprises like One Acre Fund across Africa.

In 2024, we grew revenue by 500% and our user base by 250%

In December 2024 we reached $1.3M ARR with profitable customers from day one.


2024 Revenue Run Rate
$240k
$1.3M
Jan
Dec
2024 Customers
5.8k
14k
Jan
Dec

Learn more about our incredible momentum and where Arro is headed in 2025.

A Better Financial Future for Millions of Americans




160 MILLION PEOPLE
are shut out of mainstream credit

160 million people in the U.S. are locked out of mainstream credit—a staggering number that represents real lives held back by a broken system.

When we spoke with college students, gig workers, and immigrants across the country, we heard the same struggles again and again: fear of overspending, anxiety of falling into a debt spiral, and deep distrust of financial institutions.

We discovered millions of creditworthy individuals—hardworking, resourceful, and determined—who are eager to take control of their financial futures. They just need the right tools and guidance to unlock their potential. The problem isn't a lack of responsibility, it's a lack of access and understanding.

Arro is changing the game by putting control back into the hands of consumers. With a manageable starting credit line and a gamified learning journey, Arro empowers people to build financial confidence while mastering personal finance.

It's more than just credit—it's a pathway to good money habits, better opportunities, and a stronger financial future.


Invest your way
Arro
Lesson
5m
Savings 101
Home
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Mini J.
this app has changed my life! I'm making so much progress not only financially, but educationally! great idea! true help! def a must if you're trying to fix your credit and make money just by learning! love!
Tanya H.
Love this app, it has taught me so much about credit!!! I now have a good size credit limit. And it's wonderful 😊
Julius F.
It's a creative and cool way to build your credit... improve your score... and learn what really matters to creditors all at the same time.
Vedaanti B.

Individual Customer Journeys Manage Credit Risk & Generate the Arro Score

Every Arro customer embarks on a personalized journey tailored to their unique financial profile and risk level. No two paths are the same, ensuring that each person gets the support and tools they need to succeed.

Arro's innovative gamified financial education platform doesn't just teach—it learns. By tracking how customers engage and progress, it generates a groundbreaking dataset that goes beyond traditional credit metrics, offering a more accurate and insightful way to assess and price risk. This means better outcomes for customers and smarter decisions for the future of credit

outcomes for customers and smarter decisions for the future of credit.


ONE YEAR JOURNEY
Risk Level
$200
credit limit
$1,000
credit limit
$680
credit limit
$50
credit limit
$300
credit limit
$0
credit limit
Arro Journey
Credit Management
Budgeting
Savings
Banking
Debt Management
Better Financing

We are a data company and each customer's Arro Score indicates their risk level. Some people will grow quickly and others more slowly based on live dynamic risk signals where we score customers daily. We are risk pricing in real time.


Proprietary to Arro
BEHAVIORAL
SURVEY
SPENDING
LEARNING
Widely Available
CREDIT
BANK
FICO
ARRO SCORE
Unlocking new opportunities for large intuitions thru proprietary behavioral data.

Arro's AI Financial Coach Guides Customers

Our AI financial coach, Artie, meets customers where they are and nudges them into better financial decisions. Artie doesn't just provide answers—Artie offers timely nudges and actionable advice to help users make smarter financial choices. With Artie, building better money habits feels natural, approachable, and achievable.

Arro customers are succeeding. Thousands of members have increased their credit score by up to 100 points.


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Strong Traction is Ready to be Scaled


Sustainable Unit Economics
$1.3M
gross revenue run rate in 2024
Sticky Customers
71
net promoter score
Better Borrowers
251k
financial education lessons



Outsized Revenue Potential with Active B2B Opportunities

Arro's vision extends far beyond today's offering. We have opportunities in data, embedded finance, and white-labeled solutions—innovations that are not reflected in our financial model but have outsized revenue potential.

FICO is broken for these consumers and by combining a 600 FICO score with the proprietary Arro Score – built on behavioral data that's otherwise nearly impossible to capture – we can provide a more accurate picture of creditworthiness. This innovation doesn't just empower individuals; it enables large institutions to responsibly expand their credit access while offering better rates.

Looking ahead, our ultimate goal is to integrate Arro's solution directly into banks and companies, embedding our technology where it can make the greatest impact and redefining how financial systems serve the people who need them most.


Co-Branded Platform
Loyalty & Retention
AI Financial Coach
Data & Recommendations Engine
Financial Health Saas Platform
Growth Journey & Rewards
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2024 was an Incredible Year

This year has been nothing short of incredible for Arro. We've achieved 21%

month-over-month growth, 5x'd our revenue since January, and hit a $1.3M run rate—all while intentionally capping growth in our first year. From July-October, we more than doubled our user base as we've begun to scale.

Our success is fueled by one of the lowest customer acquisition costs in the industry at just $9, thanks to a differentiated go-to-market strategy. Combine that with an innovative behavioral model and a growing list of prestigious awards, and it's clear: we're building something that truly resonates with consumers and sets a new standard for the industry.



Gartner
2024
Eye on Innovation Winner
VENTURE SUMMIT
TOP INNOVATOR
2024
US FIN TECH 2024
LendTech of the Year
FINALIST
www.usfintechawards.com
#USFinTechAwards
BMA
2024
platinum winner
FinovateAwards
FINALIST 2024
2024
GLOBEE AWARDS SILVER WINNER
AMERICAN BUSINESS
2024
Q2 Product Awards Winner
FinTech
Arro
Arro
AI
Global Excellence Awards
Accelerator Programs: 1871 · Plug & Play Insurtech Accelerator · Visa Inclusive Fintech Accelerator

Join the Top Tier VCs Backing Arro

Join the top tier VCs backing Arro, and invest alongside a $30M debt warehouse facility that started funding in December 2024.

CROSSLINK CAPITAL

chime | pandora

GFC

BREX | Revolut

Bling Capital

lyft | instacart

BAM VENTURES

honey | nerdwallet